Exhibit 99.140

ENCORE ENERGY Q2/2022 URANIUM DRILLING UPDATE; NEW

TREND DISCOVERY AT ROSITA PROJECT, TEXAS

TSX.V: EU

OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Aug. 2, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced continuing positive results from its uranium delineation drilling programs at its 100% owned Rosita Project in South Texas. The on-going drilling program is currently concentrating on the Rosita Extension PAA (Production Authorization Area), adjacent to enCore’s fully licensed Rosita ISR (In-Situ Recovery) Processing Plant. The drilling program has confirmed, expanded and upgraded the historic mineralized trends, which will be the initial source of uranium feed for processing at the Rosita Plant.

Highlights of the Rosita Extension Project uranium delineation drill program include:

●	Significant mineralization in 59 of 145 holes with Grade Thickness (GT) above 0.3 encountered in 37 holes (“GT” or “Grade Thickness” is defined as the grade multiplied by the thickness of a mineralized intercept). A GT of 0.3 is the established minimum for inclusion in a wellfield for shallow ISR, with 0.45 considered typical ISR ore-grade for shallow deposits;

●	High-grade mineralization was encountered in 8 holes which have a GT of 0.85 to 1.73;

●	Delineation drill results have established three distinct mineralized horizons in the sandstone host rock as opposed to only one that was previously identified within the PAA;

●	The Company has expanded the drill program to four drill rigs on site.

Please visit https://bit.ly/3Q6WJMG to view Rosita project maps and view the Rosita drill program video at: https://www.youtube.com/watch?v=DlFSTsFvPnA&t=1s.

Paul Goranson, enCore Energy Chief Executive Officer said, “enCore continues to be pleased with the drill results in terms of both grade and extent of mineralization at our Rosita Extension area. We look forward to additional drilling results as we advance the project into development. enCore remains on budget and on schedule to meet its 2023 operational plans and contract delivery commitments.”

Rosita Extension Project – Highlights of Delineation Drill Results

Drill Hole	Mineralized Horizon*	Grade %U3O8	Thickness (feet)	Grade Thickness (GT)**
T-2402	Middle Horizon	0.112	11.5	1.293
T-2413	Middle Horizon	0.160	5.5	0.878
T-2419	Middle Horizon	0.247	7.0	1.730
T-2425	Lower Horizon	0.223	6.0	1.401
T-2438	Middle Horizon Lower Horizon	0.095 0.049	12.5 3.5	1.187 0.171
T-2440	Middle Horizon Lower Horizon	0.106 0.075	6.0 5.5	0.636 0.414
T-2441	Middle Horizon	0.148	8.0	1.188
T-2456	Lower Horizon	0.159	7.0	1.110
T-2457	Middle Horizon Lower Horizon	0.054 0.146	4.5 6.5	0.241 0.951

*All intercepts are located in the Rosita PAA which hosts mineralization within the Pliocene aged Goliad Formation. The Company has identified three saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 210 to 245 feet below the surface. The water table is located approximately 95 to 115 feet below surface.

**Grade Thickness, or GT, is defined as the product of the mineral grade (at the .02% U3O8 cutoff) multiplied by the thickness of the mineralization at or above the cutoff value.

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant that is completing refurbishment. The final stage of refurbishment work will be completed with the delivery of six pumps that have been delayed due to unexpected supply chain interruptions. We remain on budget and the delay is not expected to impact scheduled production startup in 2023. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area, and is 1 of 11 licensed and constructed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

Quality Assurance/Quality Control

All drill holes are 5.625-inch diameter rotary-mud holes. Each hole is logged with electrical and gamma methods upon completion. Any anomalous gamma readings are followed up with Prompt Fission Neutron (PFN) surveys which provide direct and accurate in-situ uranium values eliminating any concerns over disequilibrium. The Company owns and operates 2 logging trucks and 5 PFN tools.

Many uranium deposits have a degree of disequilibrium, whereby the radioactivity measured in drill holes using traditional gamma methods does not accurately correspond to ore grade, due to the continued decay of uranium daughter products including potassium, thorium, lead and bismuth relative to radium (Ra226), a significant gamma emitter. Traditionally, accurate uranium values are therefore determined by chemical assay of drill core which is time consuming and expensive.

Without accurate uranium values, the potential for inaccurate estimates of mineralization on both the high and low side is ever present. Real-time PFN analysis accurately eliminates potential errors by using neutron activation to directly detect and quantify uranium content in place down the drill hole.

The PFN tool creates very fast neutrons (14MeV) and fires 108 neutrons per second. Therefore, the neutrons emitted by the PFN tool excite, at an atomic level, in-situ uranium atoms in the drill hole, creating fast (epithermal) neutrons and slow (thermal) neutrons. The ratio of epithermal to thermal neutrons is proportional to uranium, allowing the U3O8 ore grade to be accurately calculated. This provides a relatively inexpensive and instantaneous means for accurate assaying of in-situ ore grades over large areas, and it allows for accurate ore body mapping, resource estimation, and wellfield planning.

Mark Pelizza, MSc. Geo. Eng., CPG-11821, a Director for the Company, and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

www.encoreuranium.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:

https://www.prnewswire.com/news-releases/encore-energy-q22022-uranium-drilling-update-new-trend-discovery-at-rosita-project-texas-301597609.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/02/c1041.html

%SEDAR: 00029787E

For further information: Please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 02-AUG-22